Global Markets & Investment Banking

4 World Financial Center - 6th Floor New York, New York 10080 212-449-6500 July 29, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Mass Media International Advertising Corp.

American Depositary Shares Representing Ordinary Shares

Registration Statement No. 333-152305

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. New York time on July 31, 2008, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated July 23, 2008.

N.Y.S.E.	1
Financial Services and Publications	15
FINRA	5
Underwriters	1,920
Dealers	32
Individuals & Corporations	259
MLPF&S Inc. Branch Offices	2,596

Total	4,828

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
OPPENHEIMER & CO. INC.
BMO CAPITAL MARKETS CORP.
As Underwriters

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory